SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings PLC
2. Reason for the notification (please tick the appropriate box or boxes):
[] An acquisition or disposal of voting rights
[X] An acquisition or disposal of financial instruments
[] An event changing the breakdown of voting rights
[] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: Morgan Stanley	City and country of registered office (if applicable): Wilmington, Delaware, USA
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 12/08/2024
6. Date on which issuer notified: 14/08/2024
7. Threshold(s) that is/are crossed or reached: 3%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.05%	2.98%	3.03%	1,114,859,031
Position of previous notification (if applicable)	Below 3%	Below 3%	Below 3%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
IE00BYTBXV33		531,387		0.05%

SUBTOTAL A	531,387		0.05%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights
Call Option (Physically Settled)	16/08/2024	at any time	3,000		0.00%
Call Option (Physically Settled)	20/09/2024	at any time	500		0.00%
Call Option (Physically Settled)	20/12/2024	at any time	1,000		0.00%
Right of recall over securities lending agreements	at any time	at any time	3,585,535		0.32%
		SUBTOTAL B.1	3,590,035		0.32%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Equity Swap	14/02/2025	at any time	Cash	9,486,307	0.85%
Equity Swap	24/02/2025	at any time	Cash	17,994,036	1.61%
Equity Swap	19/03/2025	at any time	Cash	61,685	0.01%
Equity Swap	05/05/2025	at any time	Cash	586,345	0.05%
Equity Swap	12/05/2025	at any time	Cash	285,205	0.03%
Equity Swap	30/06/2025	at any time	Cash	29,512	0.00%
Equity Swap	20/05/2026	at any time	Cash	668,650	0.06%
Equity Swap	05/06/2026	at any time	Cash	230,105	0.02%
Equity Swap	06/08/2026	at any time	Cash	218,755	0.02%
Put Option (Physically Settled)	16/08/2024	At any time	Physical	2,500	0.00%
Put Option (Physically Settled)	20/09/2024	at any time	Physical	120,000	0.01%
Put Option (Physically Settled)	20/12/2024	At any time	Physical	1,000	0.00%
Retail Structured Product	12/02/2069	at any time	Cash	2	0.00%
Retail Structured Product	11/02/2072	at any time	Cash	83	0.00%
Retail Structured Product	02/02/2074	at any time	Cash	257	0.00%
			SUBTOTAL B.2	29,684,442	2.66%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Morgan Stanley
Morgan Stanley Capital Management, LLC
Morgan Stanley Domestic Holdings, LLC
Morgan Stanley Capital Services LLC

Morgan Stanley
Morgan Stanley Capital Management, LLC
Morgan Stanley & Co. LLC

Morgan Stanley
Morgan Stanley International Holdings Inc.
Morgan Stanley International Limited
Morgan Stanley Investments (UK)
Morgan Stanley & Co. International plc

Morgan Stanley
Morgan Stanley Capital Management, LLC
Morgan Stanley & Co. LLC
Prime Dealer Services Corp.

Morgan Stanley
Morgan Stanley Capital Management, LLC
Morgan Stanley Latam LLC

Morgan Stanley
Morgan Stanley Capital Management, LLC
Morgan Stanley Smith Barney LLC

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done at Glasgow on 14/08/2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
15 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary